Mail Stop 4561
      September 15, 2005

William P. Stewart, Jr.
Chairman and Chief Executive Officer
Trinity Hall
43 Cedar Avenue
Hamilton, HM LX
Bermuda


      Re:	W.P. Stewart & Co., Ltd.
		Form 20-F for Fiscal Year Ended December 31, 2004
		File No. 001-16245

Dear Mr. Stewart:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended December 31, 2004:

Financial Statements

1. For each category of intangible asset please tell us the following:

* the nature of the intangible asset;
* the gross recorded balance at December 31, 2004;
* the accumulated amortization at December 31, 2004;
* the life over which the intangible is amortized; and
* how you determined the estimated useful life.

Note 10 - Notes Receivable for Common Shares, page F-18

2. Please tell us how you accounted for the repurchase of unvested shares and the abatement of the related notes receivable and your basis for that treatment. Please cite the authoritative guidance upon which you relied.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.












      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney Staff Accountant at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   							Sincerely,



Joyce Sweeney
Accounting Branch Chief




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William P. Stewart, Jr.
W.P. Stewart & Co., Ltd.
September 15, 2005
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